CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[***].”

October 12, 2017

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards
Mary Beth Breslin
Christine Torney
Sharon Blume

Re:	Spero Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-220858

Ladies and Gentlemen:

On behalf of Spero Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 22, 2017 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 25, 2017, resubmitted to the Commission on September 29, 2017, and subsequently filed by the Company with the Commission on October 6, 2017 (File No. 333-220858) (the “Registration Statement”), we submit this supplemental letter to further address comment 11 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The supplemental response set forth below is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response. All capitalized terms not otherwise defined herein have the meaning ascribed to them in the Registration Statement.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPERO THERAPEUTICS, INC. — SPERO - 1

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 12, 2017

11.	Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement), which range implies a pre-money valuation of the Company of $[***] million to $[***] million. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. Since June 30, 2017, the consummation date of the Company’s Reorganization, the Company has issued the following equity awards to its employees, consultants and members of its board of directors, which awards comprise all of the currently outstanding equity awards of the Company (excluding a de minimis number of options that were forfeited):

Grant Date	Type of Award	Number of Shares Underlying Awards	Per Share Exercise Price of Award	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Awards
July 6, 2017	Option	9,187,971	$0.97	$0.97	$0.65
July 17, 2017	Option	185,454	$0.97	$0.97	$0.66

Historical Determinations of the Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock as well as the Board’s assessment of additional objective and subjective factors (listed on page 91 of the Registration Statement) that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board determined that the fair value of the Company’s common stock on the date of grant of the options issued on July 6, 2017 and July 17, 2017 (the “July 2017 Option Grants”) was $0.97 per share based, in part, on a third-party valuation of the Company’s common stock performed as of June 30, 2017 (the “June 2017 Valuation”), which indicated that the fair value of the Company’s common stock as of June 30, 2017 was $0.97 per share.

The June 2017 Valuation was performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPERO THERAPEUTICS, INC. — SPERO - 2

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 12, 2017

Securities Issued as Compensation, and was prepared using the option pricing method (“OPM”), which considered four future-event scenarios: a sale scenario, a reverse merger scenario, a liquidation scenario and an IPO scenario. The equity value of the Company in each future-event scenario (other than the liquidation scenario) was determined using an OPM backsolve approach that was based on the $1.7749 actual price paid per share for the Company Series C preferred stock in a March 2017 arm’s-length transaction with new and existing investors. Based on the number of fully diluted, as-converted shares then outstanding, that price paid per share for Series C preferred stock implied an aggregate equity value of the Company of approximately $[***] million. The IPO scenario in the June 2017 Valuation assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. The June 2017 Valuation probability weighted the sale scenario at [***]%, the reverse merger scenario at [***]%, the liquidation scenario at [***]% and the IPO scenario at [***]%, each based on the Company’s assessment of its development pipeline and market conditions. For the three future-event scenarios (excluding the liquidation scenario), the Company then applied a discount for lack of marketability of [***]% in the sale scenario, [***]% in the reverse merger scenario and [***]% in the IPO scenario, each determined by a put option analysis, which considered the timing of each future-event scenario.

The June 2017 Valuation resulted in a valuation of the Company’s common stock of $0.97 per share. Based on that result, as well as consideration of other qualitative factors, the Board determined that the fair value of the Company’s common stock was $0.97 per share as of July 6, 2017. From July 6, 2017 to July 17, 2017, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $0.97 per share from July 6, 2017 to July 17, 2017.

In contrast, if the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the June 2017 Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

Comparison of Most Recent Valuation and Preliminary Price Range

As noted above, the Preliminary Price Range is approximately $[***] to $[***] per share. As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between it and the underwriters. Prior to October 6, 2017, the Company and underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of IPOs of companies in the biotechnology sector; and

•	progress of the Company’s development programs.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPERO THERAPEUTICS, INC. — SPERO - 3

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 12, 2017

The Company believes that the difference between the fair value of its common stock as of July 17, 2017 of $0.97 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and significant positive developments with respect to the Company’s business that occurred subsequent to July 17, 2017:

•	the Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction;

•	the Company’s filing of a Clinical Trial Notification (“CTN”) in Australia in September 2017 and receipt of regulatory acceptance in Australia to begin a Phase 1 clinical trial for SPR994, the Company’s most advanced product candidate. A CTN enables conduct of clinical trials in Australia similar to an investigational new drug application, or IND, in the United States. Obtaining regulatory approval to begin a Phase 1 clinical trial for SPR994 meant that the Company could proceed with human clinical testing without funding further preclinical research. Based on this regulatory acceptance, the Company plans to initiate in the fourth quarter of 2017 a Phase 1 dose-selection clinical trial of SPR994 in Australia. As described in the Registration Statement, the Company believes, based on its pre-investigational new drug application meeting with the U.S. Food and Drug Administration (“FDA”) and subject to receiving favorable results from its Phase 1 clinical trial of SPR994 acceptable to the FDA, that it will be able to progress directly to a pivotal Phase 3 clinical trial of SPR994 for the treatment of cUTI;

•	the Company’s receipt in September 2017 of positive top-line results from its Phase 1 clinical trial of SPR741, the Company’s lead potentiator product candidate. Without receiving positive data from the SPR741 clinical trial, the Company may have been required to either terminate the program, or conduct another Phase 1 clinical trial, which would be costly and substantially delay the overall timeline to commercialization; and

•	input received from the lead underwriters, including further discussions that took place during the week of October 9, 2017 with senior management of the Company and its Board, incorporating feedback from qualified potential investors obtained during testing-the-waters meetings in September and October 2017.

The Company respectfully submits that the difference between the latest valuation and the Preliminary Price Range is reasonable. The Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPERO THERAPEUTICS, INC. — SPERO - 4

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

October 12, 2017

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 675 Massachusetts Avenue, 14th Floor, Cambridge, Massachusetts 02139.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 348-1735.

Sincerely,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:

Spero Therapeutics, Inc.

Ankit Mahadevia

Joel Sendek

Stephen Garbacz

Latham & Watkins LLP

Peter Handrinos

Nathan Ajiashvili

Drew Valentine

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPERO THERAPEUTICS, INC. — SPERO - 5